UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2017

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

ABILITY INC.

On November 13, 2017, Ability Inc. (the “Company”), Anatoly Hurgin and Alexander Aurovsky (together, the “Shareholders”) and The Bank Leumi Le-Israel Trust Company Ltd., as escrow agent entered into an amendment (the “Amendment”) to the escrow agreement among such parties dated December 23, 2015 (the “Escrow Agreement”). Pursuant to the Escrow Agreement, $11,850,000 in cash was deposited into an escrow account (the “Escrow Account”), and each of the Shareholders has the right, exercisable on one occasion from January 1, 2018 through March 1, 2018 (the “Put Option Period”), to require the Company to repurchase all or a portion of such Shareholder’s pro rata portion of 1,173,267 ordinary shares held by such Shareholder for an amount in cash equal to (1)(x) the number of shares being “put” to the Company by such Shareholder, multiplied by (y) $10.10 per share plus (2) such Shareholder’s pro rata portion of interest generated by the Escrow Account. Pursuant to the Amendment, the Put Option Period will now commence on January 1, 2019 and will end on March 1, 2021.

The following exhibit is attached:

99.1	Amendment to Escrow Agreement dated November 13, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

Date: November 13, 2017

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